School Specialty, Inc.

W6316 Design Drive

Greenville, WI 54942

Voice: 888-388-3224

Fax: 920-882-5863

October 11, 2011

VIA EDGAR

Mr. Andrew Mew

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

School Specialty, Inc.

Form 10-K for the Fiscal Year Ended April 30, 2011

Filed July 1, 2011

Form 10-Q for the Fiscal Quarter Ended July 30, 2011

Filed September 7, 2011

Definitive Proxy Statement on Schedule 14A

Filed July 21, 2011

File No. 000-24385

Dear Mr. Mew:

The purpose of this letter is to respond to the comments raised in the Staff’s letter of September 12, 2011 to Mr. David N. Vander Ploeg, Chief Financial Officer of School Specialty, Inc. (the “Company”).  In providing this response, the Company acknowledges that (1) the Company is responsible for the adequacy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Your comments and the Company’s responses are set forth below.

Form10-K for the Fiscal Year Ended April 30, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 24

1.

We note your disclosure in the third full paragraph on page 35 that the increase in your accounts payable in fiscal 2011 was due in part to extended payment terms with vendors.  Please expand your MD&A to discuss the impact of the extended payment

Mr. Andrew Mew

October 11, 2011

terms on your operations.  In your proposed disclosure, if known, please address whether you anticipate extended payment terms with vendors to be a continuing trend.  Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

Beginning with the quarter ending October 29, 2011, the Company will revise its disclosures in its Form 10-K and Form 10-Q filings to expand the discussion as to the impact extended payment terms with vendors have on its operations.  To that end, the Company intends to include the disclosure in substantially the form set forth below in its subsequent filings:

“Due to the seasonality of our business, payment terms were extended with many of our vendors in order to better match our cash outflows for inventory purchases that typically occur during the first and fourth fiscal quarters with the cash inflows from our receivables collections that occur primarily in the second and third fiscal quarters.  This helps to reduce our bank interest costs.  The Company estimates that interest expense has been reduced by approximately $0.4 million in fiscal 2011 due to the extension of payment terms.  The decrease in interest expense is partially offset by the value of foregone purchase discounts related to early payments.  We estimate the loss of early payment discounts to be approximately $0.2 million during fiscal 2011 which negatively impacted gross margin.  The Company expects to continue to work with its vendors for extended payment terms.”

2.

We note your disclosure in the last paragraph on page 27 and elsewhere in your filing that the decline in the supplies category revenue in your Educational Resources segment was due in part to execution issues in your pricing and bid strategy.  We also note your disclosure in the second full paragraph on page 27 that you expect gross margin degradation to lessen in fiscal 2012 as you begin to implement new pricing programs.  Please tell us the nature of the execution issues you experienced during fiscal 2011, disclose in more detail the differences between your old and new pricing programs and provide us with your proposed disclosure in this regard.

Response:

Beginning with quarter ending October 29, 2011, the Company will revise its disclosures in its Form 10-K and Form 10-Q filings to expand the discussion as to pricing and bid strategy execution issues in fiscal 2011 and the impact that new pricing will have on gross margin.  To that end, the Company intends to include the disclosure substantially in the form set forth below in its subsequent filings:

“Revenue for the supplies category declined in fiscal 2011 due to execution issues in both the consolidation of its bid departments, which respond to customer bid requests, and the

Mr. Andrew Mew

October 11, 2011

streamlining of the Company’s pricing and discount structure.  The consolidation of the Company’s bid departments resulted in an organization that was not properly staffed to effectively respond to bid opportunities.  Thus, the Company’s number of successful bid awards was negatively impacted which the Company believes contributed to decreased revenue.  The Company has addressed the staffing issues in the consolidated bid department and expects  to more effectively respond to customer bid requests in fiscal 2012.  For the fiscal 2011 back to school season, the Educational Resources segment of the Company consolidated pricing strategies of various brands.  Historically, the Educational Resources segment used a variety of price and discount strategies for its different brands and catalogs.  In moving to a consolidated pricing structure that was common to all brands, catalog prices and discounts were revised with the intention of creating a more consistent and easier to understand pricing structure for the customer.  This consolidated pricing structure instead created customer confusion due to the Company’s ineffective communication of these new price points and discounting to the customers.  The Company believes that this customer confusion contributed to the revenue decline and led to the Company offering steeper price discounts in order to prevent any further revenue erosion.

“After the fiscal 2011 back to school season, the Company modified its pricing strategy to help customers by focusing on better communication of the new price strategy as well as accommodating various customer pricing and discount programs to stabilize price erosion.  In addition, the Company believes that improved data and analytics within the pricing organization will allow the Company to target higher margin business and prevent further margin erosion.”

Item 8.  Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 48

Note 2 – Summary of Significant Accounting Policies, page 48

Revenue Recognition, page 50

3.

We note within your revenue recognition footnote disclosure along with several locations of the filing (pages 2, 10 and 38) that you provide products as well as services.  Please tell us more about all of the services you provide and how much revenue you have generated from these services for each of the reporting periods presented.  Additionally, please tell us to what extent your sales transactions involve multiple element arrangements.

Response:

Mr. Andrew Mew

October 11, 2011

Service Revenue Detail

The below table shows the types and amount of non-product revenue recognized by the Company in each of the reporting periods presented in the April 30, 2011 Form 10-K, as well as the service revenue as a percent of total consolidated revenue:

Type of Service / Other Non-Product Revenue	Fiscal 2011	Fiscal 2010	Fiscal 2009
	(amounts in thousands)
Professional Development / Training	$3,401	$3,167	$3,540
Kit Refurbishment	1,052	873	848
Software Support	2,178	784	-
Hosting Fees	151	57	-
Project Management	168	-	-
Rental Income	686	575	686
Total Service / Other Non-Product Revenue	$7,636	$5,456	$5,074
Total Consolidated Revenue	$762,078	$896,678	$1,046,980
Service / Other Non-Product Revenue as % of Total	1.0%	0.6%	0.5%

Pursuant to Item 5-03(b) of Regulation S-X, each category or class of income which is not more than 10% of the sum of the items, may be combined with another class.  As illustrated in the above detail, non-product revenue is less than 10% of the Company’s total revenue.  As such, the Company’s revenues have been combined in the Form 10-K in accordance with the regulations.

As requested, a more detailed description of the Company’s service offerings is below:

Professional Development / Training

The Company offers professional development, or training, to educators in conjunction with its curriculum product offerings within the Accelerated Learning segment of the business.  This service consists of conducting workshops which are attended by teachers in order to demonstrate how to best utilize the curriculum products to achieve the best student results.  While the Company believes the training will result in educators achieving full benefits from utilizing these curriculum products, this training is not essential or required and many educators will utilize the curriculum without having participated in the training.  These workshops can be either closed workshops, provided for teachers at a specific school, or open workshops at a venue where teachers from different schools can attend.

Mr. Andrew Mew

October 11, 2011

Kit Refurbishment

The Company’s science product offering includes kits that contain all of the necessary supplies and other equipment necessary to instruct students in various science modules.  As students complete the various science modules using the science kits, certain supplies within the kit are consumed and durable items within the kit will begin to wear.  As such, customers may elect to utilize the Company’s kit refurbishment service rather than refurbishing the kit on their own or purchasing a new kit.  The Company’s kit refurbishment service includes refilling all consumable items contained in these kits as well as any necessary cleaning and repair due to reasonable wear and tear on the durable items within the kits.

Software Support

The Company’s Reading unit sells proprietary interventional reading software for which post-contract customer support is provided.  This post-contract customer support, or software support, includes a telephone support line, on-line tutorials and any software updates, when and if available.  The Company does not commit to provide specific software upgrades.  Support contracts typically are sold on a 12 month basis.

Hosting Arrangements

In some instances the Company hosts the interventional reading software on servers which are located at third-party facilities contracted by the Company.  Customers may elect to utilize this hosting option in lieu of loading the software on their servers.  During the hosting arrangement, customers have the contractual right to take possession of the software and transfer it to their own server, if desired.

Project Management

Project management is a new service offering introduced in fiscal 2011.  It is a consulting service whereby the Company uses its experience and expertise in supply chain, logistics and construction management to advise schools or school districts as to how to best manage and run these functions.  This is a standalone service with no other elements or product offerings associated with the consulting activities.

Additionally, as a sales incentive, and as described on page 10 of the Company’s Form 10-K for the fiscal year ended April 30, 2011, the Company provides Project by Design services free of charge to schools or school districts to facilitate the sale of furniture, lockers, bleachers, and other products to be used in the school construction or renovation.  Specifically, this service consists of design consultation with a school or school district to assist in the design of new school construction or a school renovation.    The design consultation includes a detailed analysis of the school’s building and classrooms in order to optimize the layout of desks, lockers and other classroom equipment and fixtures.  This service also includes the assembly and installation of the furniture.  In these arrangements,

Mr. Andrew Mew

October 11, 2011

the Company recognizes the revenue attributable to the furniture and fixtures at the completion of the project, or after the assembly or installation of the items.

Multiple Element Arrangements

The Company’s multiple element sales arrangements consists of the following:

•

Professional Development / Training that can be sold as a bundle with its Health curriculum products, and

•

Interventional Reading software products which can be sold with post-contract customer support, training and hosting arrangements.

The total revenue generated from these multiple element arrangements was less than 2% of total consolidated revenue for each of the periods presented in the Company’s Form 10-K.  The Company will continue to monitor the total revenue generated from these multiple element arrangements and, when and if the revenue becomes more material to the total consolidated revenue of the Company, we will expand our revenue recognition policy discussion within the Critical Accounting Policies disclosures to include an explanation of these multiple element arrangements.

Note 7 – Debt, page 58

4.

We note the debt exchange you completed on March 1, 2011.  Please tell us how you considered the accounting guidance in ASC 470-50-40-10 when concluding whether the exchange was a debt modification or extinguishment.  As part of your response, please provide your analysis for concluding whether the debt was considered substantially different after the exchange in accordance with the ASC guidance.  This comment also applies to the debt exchange you completed on July 7, 2011 as noted on page 17 of your Form 10-Q for the fiscal quarter ended July 30, 2011.

Response:

In connection with both the March 1, 2011 and July 7, 2011 debt exchanges, the Company determined whether the debt instruments were substantially different using the guidance in FASB ASC 470-50-40-10.  Pursuant to this guidance, the Company performed calculations to determine the change in the present values of the cash flows of the original and new debt instruments.  For both debt exchanges, the Company performed the calculations using the call date on the new debt instrument of May 30, 2014 as well as the put date on the new

Mr. Andrew Mew

October 11, 2011

instrument of November 30, 2014.  In all calculations, the change in the present values of the cash flows was less than 10%.

As requested, set forth below is the Company’s analysis under ASC 470-50-40-10 of the change in the present values of the cash flows of the original debt and the debt issued in the debt exchange:

March 1, 2011 Exchange

Payoff at Call date of May 30, 2014	Original Debt	Modified Debt	Change

Gross Debt	$100,000	$100,000
Effective Interest Rate	8.50%	8.50%
Semi-Annual Interest Payments	$1,875	$1,875
Interest Payment Through	30-Nov-11	30-May-14
Number of Interest Payments	2	6.5
Principal Payment Amount	$100,000	$115,900
Principal Payment Date	30-Nov-11	30-May-14
Present Value of Cash Flows	$97,440	$96,734	0.7%

Payoff at Call date of May 30, 2014	Original Debt	Modified Debt	Change

Gross Debt	$100,000	$100,000
Effective Interest Rate	8.50%	8.50%
Semi-Annual Interest Payments	$1,875	$1,875
Interest Payment Through	30-Nov-11	30-Nov-14
Number of Interest Payments	2	7.5
Principal Payment Amount	$100,000	$115,900
Principal Payment Date	30-Nov-11	30-Nov-14
Present Value of Cash Flows	$97,440	$96,165	1.3%

Mr. Andrew Mew

October 11, 2011

July 7, 2011 Exchange

Payoff at Call date of May 30, 2014	Original Debt	Modified Debt	Change

Gross Debt	$57,500	$57,500
Effective Interest Rate	8.50%	8.50%
Semi-Annual Interest Payments	$1,875	$1,875
Interest Payment Through	30-Nov-11	30-May-14
Number of Interest Payments	1	5.833
Principal Payment Amount	$57,500	$66,643
Principal Payment Date	30-Nov-11	30-May-14
Present Value of Cash Flows	$56,149	$56,466	-0.6%

Payoff at Call date of May 30, 2014	Original Debt	Modified Debt	Change

Gross Debt	$57,500	$57,500
Effective Interest Rate	8.50%	8.50%
Semi-Annual Interest Payments	$1,875	$1,875
Interest Payment Through	30-Nov-11	30-Nov-14
Number of Interest Payments	1	6.833
Principal Payment Amount	$57,500	$66,643
Principal Payment Date	30-Nov-11	30-Nov-14
Present Value of Cash Flows	$56,149	$56,162	0.0%

In addition, the Company determined the fair value of the embedded conversion option immediately before and after each debt exchange in order to determine if the change in fair value was greater than 10% of the carrying value of the original debt instrument immediately before the exchange.  For both the March 1, 2011 and July 7, 2011 debt exchanges, the fair value change of the embedded conversion option was less than 10% of the carrying amount of the original debt instrument immediately before the exchange.

As requested, below is the Company’s analysis of the change in the fair value of the conversion option:

Mr. Andrew Mew

October 11, 2011

March 1, 2011 Exchange

Reference Stock Price	$15.08

Option Value of Old Note (as calculated by options model)
Value per share	$-
Conversion Price of Old Note	$51.39
Conversion Ratio of Old Note	19.459
$ Value per Bond	$-
Value (in points)	-

Option Value of New Note (as calculated by options model)
Value per share	$1.49
Conversion Price of Old Note	$22.62
Conversion Ratio of Old Note	44.209
$ Value per Bond	$65.87
Value (in points)	6.59

Change in Option Value as % of Carrying Amount
Par Value of Note	100.000
Unamortized Issue Costs	0.385
Unamortized Discount per Note	-
Carrying Amount of Note	99.615
Fair Value Change in Option Value per Bond	6.59

Change in Value as % of Carrying Amount	6.62%

Mr. Andrew Mew

October 11, 2011

July 7, 2011 Exchange

Reference Stock Price	$15.28

Option Value of Old Note (as calculated by options model)
Value per share	$-
Conversion Price of Old Note	$51.39
Conversion Ratio of Old Note	19.459
$ Value per Bond	$-
Value (in points)	-

Option Value of New Note (as calculated by options model)
Value per share	$1.29
Conversion Price of Old Note	$22.62
Conversion Ratio of Old Note	44.209
$ Value per Bond	$57.03
Value (in points)	5.70

Change in Option Value as % of Carrying Amount
Par Value of Note	100.000
Unamortized Issue Costs	0.200
Unamortized Discount per Note	-
Carrying Amount of Note	99.800
Fair Value Change in Option Value per Bond	5.70

Change in Value as % of Carrying Amount	5.71%

Finally, the Company considered the guidance in FASB ASC 470-50-40-10b.  Because both the original debt instrument and the new debt instrument contain a conversion option, the exchange transactions did not either add or eliminate a conversion option.

As a result of the analysis described above, the Company concluded that the new debt instruments issued in the debt exchanges were not substantially different, as defined in FASB ASC 470-50-40-10, and as such, treated these exchanges as debt modifications and not debt extinguishments.

As a result, the Company recorded the debt exchanges as a modification pursuant to FASB ASC 470-50-40-10.

Mr. Andrew Mew

October 11, 2011

Signatures

5.

Please revise to have your board sign both on “behalf of the registrant and in the capacities and on the dates indicated below.”  Please see General Instruction D and the Signatures section to Form 10-K.

Response:

In future Form 10-K filings, beginning with the year ending April 28, 2012, the Company will revise the signature page to indicate that the directors are signing both on behalf of the registrant in the capacities and on the dates indicated.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

Fiscal 2011 Results and Compensation Implications, page 13

6.

We note your statement in the first full paragraph on page 14 that your CEO’s compensation for the last three years “has been significantly lower than that shown in the Summary Compensation Table” and your disclosure in footnote one to the table on page 14 that stock awards were awarded at 88% of target for fiscal 2010.  Please explain the differences between the compensation amounts presented in your “Actual Compensation Realized – Fiscal 2011” table and the compensation amounts presented in the required compensation tables, including how you determined the 2010 amount in the “Actual Stock Awards” column, and provide us with your proposed disclosure.

Response:

The “Actual Compensation Realized—2011” Table (the “ACR Table”) is intended to supplement the information provided in the Summary Compensation Table (the “SCT”).  The only differences between the ACR Table and the SCT are the Actual Stock Awards column in the ACR Table, which differs from the Stock Awards column in the SCT, and the Actual Compensation Realized column in the ACR Table, which is not included in the SCT.

In the SCT, the Stock Awards column reflects the grant date fair value of stock awards granted during each fiscal year, excluding the impact of forfeitures related to performance-based vesting conditions.  The amounts included in the Stock Awards column of the SCT are based on achievement of the performance targets associated with the stock awards at

Mr. Andrew Mew

October 11, 2011

target level, and these amounts are ultimately included in the amounts reflected in the Total column of the SCT.

For the Company’s fiscal years 2011 and 2009, the Company achieved performance below threshold level of the performance targets for the stock awards.  As a result, Mr. Vander Zanden and the Company’s other named executive officers will not actually receive any shares of Company common stock in connection with the stock awards granted in those years.  The Actual Stock Awards column on the ACR Table reflects the fact that there will be no payouts to Mr. Vander Zanden in connection with these stock awards, and is intended to represent the actual compensation to be received by Mr. Vander Zanden rather than the grant date fair value accounting expense recognized by the Company.  The Company believes the ACR Table is useful in demonstrating the effectiveness of the pay-for-performance design of its executive compensation program, which would not be clear solely from a review of the amounts indicated on the SCT.  For fiscal 2010, the Company achieved performance that exceeded the threshold level, resulting in a payout at 88% of the target amount (pending the remaining time-based vesting period).  The value included in the ACR Table reflects the value of the shares actually payable to Mr. Vander Zanden upon vesting, based on the closing price per share of the Company’s common stock on April 29, 2011, the last trading day of the Company’s fiscal 2011.

If the Company chooses to include the ACR Table in future proxy statements, it proposes to include substantially the following disclosure immediately following the table:

“The amount included under ‘Actual Stock Awards’ in the foregoing table represents the value of the shares payable to Mr. Vander Zanden under the stock awards, based on the Company’s actual performance for the fiscal year indicated.  As described below, the ultimate payout of the shares remains subject to time-based vesting conditions.  The amounts shown are based on the closing price per share of the Company’s common stock on the last trading day of the indicated fiscal year and are intended to indicate the value of the shares payable to Mr. Vander Zanden had they been fully vested on that date.  The table is not intended to supersede or serve as a substitute for the Summary Compensation Table included on page ___ of this proxy statement, and should be read in conjunction with the Summary Compensation Table and all other tables and narrative disclosure provided in this section.”

*     *     *     *     *

Mr. Andrew Mew

October 11, 2011

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (920) 882-5854.  You may alternatively contact Kevin Baehler, Corporate Controller at 920-882-5882.

Very truly yours,

/s/ David N. Vander Ploeg

David N. Vander Ploeg

Chief Financial Officer